One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7793
Fax (914) 921-5384
dgoldman@gabelli.com



GAMCO Asset Management Inc.

February 15, 2012

<u>Via Fax and Overnight Delivery</u>

Corporate Governance and
Nominating Committee
C/o Mr. Donald A. Merril
Chief Financial Officer, Vice President
and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

**Re: Notice of Intent to Nominate Directors at the Company's 2012 Annual
Meeting of Shareholders**

Dear Mr. Merril:

GAMCO Asset Management Inc. ("GAMCO") hereby notifies the Governance
Committee of Myers Industries, Inc. ("Myers" or the "Company"), that GAMCO is
recommending Richard L. Bready and Robert S. Prather, Jr. for nomination for election
as Director of Myers at Myers' 2012 Annual Meeting of Shareholders. Biographical
information and consent forms for these nominees are enclosed. GAMCO may submit
recommendations of additional individuals once its review of candidates is complete.

GAMCO currently is the beneficial owner of approximately 3,621,748 shares of the
common stock of Myers, representing 10.85% of the outstanding shares. A copy of the
most recent Schedule 13D amendment filed on behalf of GAMCO is enclosed.

GAMCO strongly supports the nomination of these individuals for election to the Board
of Directors of Myers at Myers' 2012 Annual Meeting of Shareholders. GAMCO
believes that they will provide a change in corporate stewardship to reflect the interests of
the owners/shareholders of Myers.

We are not aware of any business relationships between any of these individuals and Myers, directly or indirectly, and each of these individuals would qualify under NYSE rules as an independent director.

There are no arrangements or understandings between GAMCO and any of these individuals or other persons pursuant to which any of these individuals are being recommended by GAMCO.

None of the individuals currently own shares of the common stock of Myers.

GAMCO and each of the individual nominees agree to make available to the Governance Committee all information reasonably requested in furtherance of the Governance Committee's evaluation of these nominations.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Myers' requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Shareholders in person or by proxy to nominate these individuals to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman

Enclosures

February 15, 2012

Corporate Governance and
Nominating Committee
C/o Mr. Donald A. Merril
Chief Financial Officer, Vice President
and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

Re: Director Nomination

Dear Mr. Merril:

I understand that GAMCO Asset Management Inc. is nominating me for election to the
Board of Directors of Myers Industries, Inc. ("Myers"). I hereby consent to being named
as a nominee in Myers' proxy statement for its 2012 Annual Meeting of Shareholders,
and to serving as a Director if elected.

I further agree that I will make available to the Governance Committee all information
reasonably requested in furtherance of the Governance Committee's evaluation of my
nomination.

Sincerely,



Richard L. Bready

February 15, 2012

Corporate Governance and
Nominating Committee
C/o Mr. Donald A. Merril
Chief Financial Officer, Vice President
and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

Re: Director Nomination

Dear Mr. Merril:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Myers Industries, Inc. ("Myers"). I hereby consent to being named as a nominee in Myers' proxy statement for its 2012 Annual Meeting of Shareholders, and to serving as a Director if elected.

I further agree that I will make available to the Governance Committee all information reasonably requested in furtherance of the Governance Committee's evaluation of my nomination.

Sincerely,



Robert S. Prather, Jr.

RICHARD L. BREADY

Age:	67
Address:	280 Irving Avenue Providence, RI 02906
Principal Occupation:	Chairman and Chief Executive Officer – Nortek, Inc. (since 1990; Executive Vice President & Chief Operating Officer, 1979-1990; Treasurer 1975-1979).
Other Directorships:	Professional Facilities Management, Inc.; Newport International Film Festival; Providence Performing Arts Center; Rhode Island Public Expenditure Council (RIPEC); the National Conference of Christians and Jews; the YMCA of Greater Providence; Saint Anselm College; Johnson & Wales University; Roger Williams University; Trinity Repertory Company; GAMCO Investors, Inc.; Bank RI; Bancorp Rhode Island, Inc.; Sterling Investment Partners; Northeastern University; Rhode Island Hospital.

ROBERT S. PRATHER, JR.

Age:	67
Address:	4370 Peachtree Road, NE Atlanta, GA 30319
Principal Occupation:	President and Chief Operating Officer – Gray Television, Inc. (since 2002; Executive Vice President, 1996-2002). Chairman of the Board – Southern Community Newspapers, Inc. (since 2005).
Other Directorships:	Gray Television; Draper Holdings Business Trust; Gaylord Entertainment Co.; GAMCO Investors, Inc.

Most recent Schedule 13D Amendment referenced in Exhibit A, filed on November 4, 2011 (complete filing available on EDGAR)